

**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

**Website: www.tevapharm.com**

Contact:   **Elana Holzman**      Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
           **Kevin Mannix**       Teva North America                   (215) 591-8912

**For Immediate Release**

## TEVA REPORTS SECOND QUARTER 2009 RESULTS

### -- *Record Quarterly Sales, Non-GAAP Net Income and Non-GAAP EPS* --

**Jerusalem, Israel, July 28, 2009** – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended June 30, 2009.

Second Quarter Highlights:

- Net sales of $3.4 billion, up 20% compared to the second quarter of 2008. The appreciation of the U.S. Dollar adversely affected sales by $256 million, or 9%, with a negligible impact on operating income.

- Non-GAAP net income of $742 million, up 25% compared with the second quarter of 2008. GAAP net income totaled $521 million compared with $533 million in the comparable quarter in 2008.

- Non-GAAP diluted EPS of $0.83, up 15% compared with the second quarter of 2008. GAAP diluted EPS totaled $0.58, compared with $0.65 in the comparable quarter in 2008.

- Non-GAAP operating income of $981 million, up 44% compared to the second quarter of 2008. GAAP operating income totaled $702 million, compared with $638 million in the comparable quarter in 2008.

- Record global in-market sales of Copaxone® of $682 million, up 21% compared to the second quarter of 2008. Copaxone® continues to be the leading MS therapy in the U.S. and globally.

- Cash flow from operations of $658 million.

"This was another great quarter for Teva, with record-breaking financial results," commented **Shlomo Yanai, Teva's President and Chief Executive Officer**. "This was also an exciting quarter in terms of strategic achievements, as the Barr integration continues to run ahead of schedule and we are realizing more synergies more quickly than we had initially forecast."

Mr. Yanai continued: "I believe that a quarter like this one—when we had only one key launch, but still delivered the best numbers in our history—provides a very clear demonstration of Teva's unique qualities and the strength of Teva's growth momentum."

**Net sales** for the quarter increased 20% to $3,400 million, compared to $2,823 million in the second quarter of 2008. The acquisition of Barr contributed to the growth in sales in all of Teva's geographies, particularly in the U.S., Russia, Poland, Germany, and Croatia.


**Exchange rate** differences negatively impacted sales in the second quarter of 2009 by $256 million, or 9%, as compared to the second quarter of 2008.  The negative impact on sales resulted primarily from the strengthening of the U.S. Dollar relative to the Euro, the Hungarian Forint, the British Pound, the Polish Zloty, the Russian Ruble, the Israeli Shekel and the Canadian Dollar in the second quarter of 2009 compared with the comparable quarter in 2008. Foreign currency differences had a negligible effect on operating income.

Non-GAAP **net income** for the second quarter of 2009 totaled $742 million, an increase of 25%, while non-GAAP diluted **earnings per share** were $0.83, an increase of 15% compared to the comparable quarter in 2008. The non-GAAP share count used for the fully diluted earnings per share for the second quarter of 2009 increased by approximately 75 million shares compared to that of the second quarter of 2008 due, primarily, to the shares issued in connection with the acquisition of Barr.  On a U.S. GAAP basis, net income for the second quarter totaled $521 million compared with $533 million in the second quarter of 2008, while diluted earnings per share were $0.58, compared with $0.65 in the second quarter of 2008.

Non-GAAP net income and non-GAAP EPS for the second quarter of 2009 are adjusted to exclude the following items (net of a related tax benefit of $58 million):
- Inventory step up in connection with the Barr acquisition, totaling $76 million;
- Amortization of purchased intangible assets of $151 million;
- Legal settlements of $42 million; and
- Restructuring charges of $10 million in connection with the Barr acquisition.

Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business.  In the second quarter of 2008, non-GAAP net income and non-GAAP EPS excluded amortization of purchased intangible assets, impairment of financial assets and a related tax effect.  See the attached table for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures.

Non-GAAP **operating income** (which excludes the inventory step up, amortization of purchased intangible assets, legal settlements and restructuring charges as detailed above) increased 44% to $981 million, compared with the second quarter of 2008.  On a U.S. GAAP basis, operating income totaled $702 million, up 10% compared with the second quarter last year.

**Pharmaceutical sales in North America** for the second quarter reached $2,052 million, accounting for 63% of total pharmaceutical sales and representing an increase of 36% compared with the second quarter of last year.  Quarterly sales benefited from the launch of a generic version of Adderall XR® (amphetamine salts) in the quarter, as well as continued strong sales of generic versions of Lotrel® (amlodipine benazapril), Yasmin® (drospirenone and ethinyl estradiol), Protonix® (pantoprazole) and Imitrex® (sumatriptan) launched in previous quarters. The quarter's sales also reflected strong sales of Copaxone® and ProAir™.

As of July 21, 2009, Teva (including applications acquired through the acquisition of Barr) had 198 product applications awaiting final FDA approval, including 42 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of over $110 billion.  Of these applications, 132 were "Paragraph IV" applications challenging patents of branded products. Teva believes it is the first to file on 82 of the 132 applications, relating to products with annual U.S. branded sales exceeding $54 billion.


**Pharmaceutical sales in Europe** in the second quarter of 2009 totaled $732 million, accounting for 22% of total pharmaceutical sales, and representing a 4% decrease compared with the second quarter of 2008. The devaluation of major European currencies against the U.S. Dollar in the second quarter of 2009 compared with the second quarter of 2008 adversely affected sales in Europe. In local currencies, sales in Europe grew 20% compared with the second quarter of 2008. The increase in sales, in local currencies, was attributable to strong generic sales in Germany, Spain and Poland.

Since the beginning of the year, Teva received 464 generic approvals in Europe relating to 109 compounds in 225 formulations, including 3 EMEA approvals valid in all EU member states. In addition, as of June 30, 2009, Teva had approximately 3,275 marketing authorization applications pending approval in 30 European countries, relating to 214 compounds in 448 formulations, including 15 applications pending with the EMEA.

**International pharmaceutical sales** in the second quarter of 2009 totaled $481 million, accounting for 15% of total pharmaceutical sales and representing an increase of 20% compared to the second quarter of 2008. In local currencies, international sales grew 35% compared with the second quarter of 2008. Growth was driven by increased sales in Russia, Croatia and Israel as well as in certain countries in Latin America, which were partially offset by currency effects.

**Copaxone**® continued to lead as the number one MS therapy in the U.S. and globally, with record in-market sales of $682 million in the second quarter of 2009, an increase of 21% over the second quarter of 2008. In the U.S., in-market sales increased by 32% to reach $438 million compared to the second quarter of 2008. In-market sales outside the U.S. totaled $243 million, up 5% compared to the second quarter of 2008. In local currencies, in-market sales of Copaxone® outside the U.S. grew 26%.

Global in-market sales of **Azilect**® reached $55 million in the quarter, a 31% increase over the comparable period in 2008. In local currencies, global in-market sales of Azilect® grew 44%. In the second quarter of 2009, Azilect® continued to increase its market share in the major European markets and the U.S.

Teva's global **respiratory** business reached sales of $189 million, up 13% compared to $168 million in the second quarter of 2008. The increase is attributable primarily to strong ProAir™ sales in the U.S. Teva's respiratory sales in the U.S. totaled $106 million, up 28% compared to the comparable quarter in 2008. In the second quarter, Teva maintained its market leadership position with a 58% market share in the SABA (short acting beta agonist) market in the U.S., while the market essentially completed the conversion to HFA propellant-based products.

Teva's **women's health** business, which was acquired as part of the Barr acquisition, reached sales of $80 million, an increase of 4% from $77 million sold by Barr in the comparable quarter in 2008. The increase in sales is attributable to an increase in the sales of Plan B®, offset by lower sales of non-promoted products which faced generic competition and de-stocking by certain customers. The sequential decline in sales between the first and second quarter of 2009 is attributable to lower inventory levels of a few products with customers, particularly lower inventory levels of Plan B® in preparation for the launch of Plan B® One-Step in July. These


sales figures represent proprietary women's health products only and are different from the figures previously reported by Barr as its proprietary sales.

**API sales** to third parties decreased 13% in the second quarter totaling $135 million. In local currencies API sales to third parties declined 10%. The decline in sales to third parties is partially the result of sales to Barr and PLIVA previously accounted for as sales to a third party, which are now accounted for as internal sales.

Non-GAAP **gross profit margin** reached 58.5% in the second quarter of 2009, compared to the 54.7% non-GAAP gross profit margin recorded in the comparable quarter of 2008. The improvement in non-GAAP gross profit margins reflects higher contributions as a percentage of sales of innovative and branded products, including women's health products, ProAir™, Copaxone® and Azilect®. GAAP gross profit margin decreased to 52.0% in the second quarter of 2009, compared with GAAP gross profit of 53.3% in the comparable quarter of 2008 due to the one time inventory step up expense resulting from the Barr acquisition and higher amortization of purchased intangible assets.

**Net Research & Development** (R&D) expenditures totaled $169 million, or 5.0% of sales, compared to $198 million recorded in the second quarter of 2008, or 7.0% of sales, representing a decrease of $29 million. TL Biopharmaceuticals AG, Teva's joint venture with Lonza, reimbursed Teva approximately $40 million for certain past R&D expenses, which resulted in a decline in net R&D expenses despite real growth in gross R&D expenses. Through this joint venture, which was announced in January, Teva and Lonza will cooperate to develop, manufacture and market a portfolio of biosimilars. The Teva share in the joint venture expenses – approximately $20 million – is reflected in the income statement under share in losses of associated companies. Teva continues to increase its R&D spending in accordance with its strategic plan to double generic R&D output from its 2007 level by 2012, as well as to expand R&D activity in biogenerics and its innovative and branded franchises.

**Selling and Marketing (S&M)** expenditures (excluding amortization of purchased intangible assets of $8 million) totaled $641 million, or 18.9% of sales, for the second quarter, compared to $493 million, or 17.5% of sales, in the comparable quarter of 2008. The increase in S&M expenses is attributed to higher contributions of innovative and branded products to sales.

**General and Administrative (G&A)** expenditures totaled $197 million, or 5.8% of sales, for the second quarter, compared with $169 million, or 6.0%, in the comparable quarter of 2008.

The **tax rate** provided for the second quarter of 17% of pre-tax non-GAAP income, similar to the first quarter's tax rate, continues to represent Teva's current estimate of the annual rate of tax for 2009 compared to a rate of 11% for the second quarter of 2008 and 10% of pre-tax non-GAAP income for all of 2008. The increase in tax rate resulted primarily from the consolidation of Barr's results. On a GAAP basis, the annual tax rate is estimated to be 11%.

**Cash flow** generated from operating activities during the second quarter of 2009 was $658 million, compared to $806 million in the comparable quarter in 2008. Free cash flow – excluding net capital expenditures (of $148 million) and dividends (of $134 million) – reached $376 million. During the quarter, Teva paid approximately $80 million of Barr integration related expenses which are not reflected in the income statement according to purchase accounting. Cash and marketable securities as of June 30, 2009 were $2.0 billion. During the



quarter, Teva used approximately $1 billion to reduce short and long term debt, including $770 million of the bridge financing incurred in connection with the acquisition of Barr. As of June 30, 2009, a total of $630 million remained outstanding under these bridge loans.

**Shareholders equity** on June 30, 2009 amounted to $17.8 billion, compared to $16.4 billion as of December 31, 2008.  In addition to net income, the increase in shareholders equity resulted from the conversion of $719 million of Teva's 0.50% and 0.25% convertible bonds due 2024, partially offset by dividends paid.

For the second quarter of 2009, the **share count** for the fully diluted earnings per share calculation was 895 and 911 million shares on a GAAP and non-GAAP basis, respectively. The conversion of the convertible debt mentioned above did not impact the fully diluted share count as these shares were already included in the diluted share count calculation.  As of June 30, 2009, Teva's share count going forward for the fully diluted share calculation is estimated at 913 million shares, while the share count for calculating Teva's market capitalization is approximately 879 million shares.

## Dividend

The Board of Directors, at its meeting on July 27, 2009, declared a cash dividend for the second quarter of 2009 of NIS 0.60 (approximately 15.7 cents according to the rate of exchange on July 27, 2009) per share.

The record date will be August 5, 2009, and the payment date will be August 20, 2009.  Tax will be withheld at a rate of 20%.

## Conference Call

Teva will host a conference call to discuss the Company's second quarter results, on Tuesday, July 28, 2009 at 8:30 a.m. ET.  The call will be webcast and can be accessed through the Company's website at www.tevapharm.com.  Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.  A replay of the call will also be available until August 11, 2009, at 11:59 p.m. ET, by calling 201-612-7415 outside the United States or 877-660-6853 in the United States.  The pass code to access the replay is: Account # 3055 and Conference ID# 327464.

## About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva's sales are in North America and Europe.

**Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:**
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent


litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").



## Consolidated Statements of Income
(Unaudited, U.S. Dollars in millions, except earnings per share)

| | | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- | --- |
| | | **2009** | **2008** | **2009** | **2008** |
| NET SALES | | 3,400 | 2,823 | 6,547 | 5,395 |
| COST OF SALES (a) | | 1,631 | 1,318 | 3,207 | 2,518 |
| GROSS PROFIT | | 1,769 | 1,505 | 3,340 | 2,877 |
| RESEARCH AND DEVELOPMENT EXPENSES - net | | 169 | 198 | 388 | 377 |
| SELLING AND MARKETING EXPENSES (b) | | 649 | 500 | 1,253 | 852 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | 197 | 169 | 393 | 331 |
| ACQUISITION OF R&D IN PROCESS | | - | - | - | 382 |
| LITIGATION SETTLEMENT, IMPAIRMENT AND RESTRUCTURING EXPENSES | | 52 | - | 66 | - |
| OPERATING INCOME | | 702 | 638 | 1,240 | 935 |
| FINANCIAL EXPENSES – net | | 61 | ⋆ 34 | 124 | ⋆ 100 |
| INCOME BEFORE INCOME TAXES | | 641 | 604 | 1,116 | 835 |
| PROVISION FOR INCOME TAXES (c) | | 98 | ⋆ 68 | 123 | ⋆ 160 |
| | | 543 | 536 | 993 | 675 |
| SHARE IN LOSS OF ASSOCIATED COMPANIES– net | | 20 | 1 | 19 | ** |
| NET INCOME | | 523 | 535 | 974 | 675 |
| ATTRIBUTABLE TO NON-CONTROLLING INTERESTS | | 2 | 2 | 2 | 3 |
| NET INCOME ATTRIBUTABLE TO TEVA | | 521 | 533 | 972 | 672 |
| EARNINGS PER SHARE: | Basic   ($) | 0.61 | 0.68 | 1.13 | 0.86 |
| | Diluted ($) | 0.58 | 0.65 | 1.09 | 0.82 |
| WEIGHTED AVERAGE NUMBER OF SHARES: | Basic | 860 | 778 | 858 | 777 |
| | Diluted | 895 | 836 | 895 | 820 |
| NON-GAAP NET INCOME ATTRIBUTABLE TO TEVA:*** | | 742 | 593 | 1,376 | 1,201 |
| NON-GAAP EARNINGS PER SHARE:*** | Basic   ($) | 0.86 | 0.76 | 1.60 | 1.55 |
| | Diluted ($) | 0.83 | 0.72 | 1.54 | 1.47 |
| WEIGHTED AVERAGE NUMBER OF SHARES: | Basic | 860 | 778 | 858 | 777 |
| | Diluted | 911 | 836 | 911 | 836 |

*** See reconciliation attached.

(a) Cost of Sales includes $143 million and $38 million of amortization of purchased intangible assets and $76 million and $0 of inventory step-up in the three months ended June 30, 2009 and 2008, respectively.

(b) Selling and Marketing expenses includes $8 million and $7 million of amortization of purchased intangible assets in the three months ended June 30, 2009 and 2008, respectively.

(c) Provision for Income Taxes includes $(58) million and $(10) million of related tax effect of non-GAAP charges in the three months ended June 30, 2009 and 2008, respectively.

* After giving retroactive effect to the adoption of Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)".

** Represents an amount of less than $0.5 million.

 Teva Pharmaceutical Industries Limited

## **Condensed Balance Sheets**

(Unaudited, U.S. Dollars in millions)

|  | June 30, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | 1,761 | 1,854 |
| Short-term investments | 42 | 53 |
| Accounts receivable | 4,376 | 4,653 |
| Inventories | 3,496 | 3,396 |
| Prepaid expenses and other current assets | 1,360 | 1,470 |
| **TOTAL CURRENT ASSETS** | 11,035 | 11,426 |
| **LONG-TERM INVESTMENTS AND RECEIVABLES** | 459 | 425 |
| **FIXED ASSETS - net** | 3,726 | 3,699 |
| **INTANGIBLE ASSETS - net** | 4,349 | 4,581 |
| **GOODWILL** | 12,218 | 12,297 |
| **OTHER ASSETS, DEFERRED TAXES AND DEFERRED CHARGES** | 464 | * 492 |
| **TOTAL ASSETS** | 32,251 | 32,920 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Short-term debt | 2,028 | 2,906 |
| Sales reserves and allowances | 2,460 | 2,708 |
| Accounts payable | 2,129 | 2,244 |
| Other current liabilities | 623 | 623 |
| **TOTAL CURRENT LIABILITIES** | 7,240 | 8,481 |
| **LONG-TERM LIABILITIES:** | | |
| Deferred income taxes | 1,602 | 1,723 |
| Other taxes and long term payables | 655 | 621 |
| Employee related obligations | 186 | 182 |
| Senior notes and loans | 3,857 | 3,654 |
| Convertible senior debentures | 861 | * 1,821 |
| **TOTAL LONG-TERM LIABILITIES** | 7,161 | 8,001 |
| **SHAREHOLDERS' EQUITY:** | | |
| Teva shareholders' equity | 17,815 | * 16,378 |
| Non-controlling interest | 35 | 60 |
| **TOTAL SHAREHOLDERS' EQUITY** | 17,850 | 16,438 |
| **TOTAL LIABILITIES & SHAREHOLDERS' EQUITY** | 32,251 | 32,920 |

* After giving retroactive effect to the adoption of Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)".



## Reconciliation between Reported and Non-GAAP Net Income

(Unaudited, U.S. Dollars in millions, except earnings per share)

|  | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
|  | 2009 | 2008 | 2009 | 2008 |
| **REPORTED NET INCOME ATTRIBUTABLE TO TEVA** | 521 | 533 | 972 | 672 |
| **INVENTORY STEP-UP** | 76 | - | 296 | - |
| **ACQUISITION OF R&D IN PROCESS** | - | - | - | 382 |
| **AMORTIZATION OF PURCHASED INTANGIBLE ASSETS -** UNDER COST OF SALES | 143 | 38 | 189 | 79 |
| **AMORTIZATION OF PURCHASED INTANGIBLE ASSETS -** UNDER SELLING AND MARKETING | 8 | 7 | 16 | 14 |
| **LITIGATION SETTLEMENT, IMPAIRMENT AND RESTRUCTURING EXPENSES** | 52 | - | 66 | - |
| **IMPAIRMENT OF FINANCIAL ASSETS -** UNDER FINANCE EXPENSES | - | 25 | - | 77 |
| **RELATED TAX EFFECT** | (58) | (10) | (163) | (23) |
| **NON-GAAP NET INCOME ATTRIBUTABLE TO TEVA** | 742 | 593 | 1,376 | 1,201 |

| **DILUTED EARNINGS PER SHARE:** | **REPORTED ($)** | 0.58 | 0.65 | 1.09 | 0.82 |
|---|---|---|---|---|---|
|  | **Non-GAAP ($)** | 0.83 | 0.72 | 1.54 | 1.47 |

 Teva Pharmaceutical Industries Limited

## Reconciliation between Reported and Non-GAAP Operating Income

(Unaudited, U.S. Dollars in millions)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| REPORTED OPERATING INCOME | 702 | 638 | 1,240 | 935 |
| INVENTORY STEP-UP | 76 | - | 296 | - |
| ACQUISITION OF R&D IN PROCESS | - | - | - | 382 |
| AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER COST OF SALES | 143 | 38 | 189 | 79 |
| AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER SELLING AND MARKETING | 8 | 7 | 16 | 14 |
| LITIGATION SETTLEMENT, IMPAIRMENT AND RESTRUCTURING EXPENSES | 52 | - | 66 | - |
| NON-GAAP OPERATING INCOME | 981 | 683 | 1,807 | 1,410 |



# Condensed Cash Flow

(Unaudited, U.S. Dollars in millions)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| **OPERATING ACTIVITIES:** | | | | |
| NET INCOME ATTRIBUTABLE TO TEVA | 521 | 533 | 972 | 672 |
| ACQUISITION OF R&D IN PROCESS | - | - | - | 382 |
| OTHER ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED FROM OPERATIONS | 137 | 273 | 419 | 498 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 658 | 806 | 1,391 | 1,552 |
| **NET CASH (USED IN) INVESTING ACTIVITIES** | (175) | (242) | (317) | (127) |
| **NET CASH (USED IN) FINANCING ACTIVITIES** | (1,131) | (633) | (1,155) | (521) |
| TRANSLATION DIFFERENCE ON CASH BALANCES OF CERTAIN SUBSIDIARIES | 59 | 44 | (12) | 92 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (589) | (25) | (93) | 996 |
| **BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 2,350 | 2,509 | 1,854 | 1,488 |
| **BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD** | 1,761 | 2,484 | 1,761 | 2,484 |

 Teva Pharmaceutical Industries Limited

| | Three Months Ended June 30, | | | % of Total |
|---|---|---|---|---|
| | **2009** | **2008** | **% Change** | **2009** |
| | (Unaudited, U.S Dollars in millions) | | | |
| **Sales by Geographical Areas** | | | | |
| North America | 2,108 | 1,573 | 34% | 62% |
| Europe* | 777 | 814 | (5%) | 23% |
| International | 515 | 436 | 18% | 15% |
| **Total** | **3,400** | **2,823** | **20%** | **100%** |
| **Sales by Product lines** | | | | |
| Pharmaceutical Sales | 3,265 | 2,667 | 22% | 96% |
| API** | 135 | 156 | (13%) | 4% |
| **Total** | **3,400** | **2,823** | **20%** | **100%** |
| **Pharmaceutical Sales** | | | | |
| North America | 2,052 | 1,505 | 36% | 63% |
| Europe* | 732 | 762 | (4%) | 22% |
| International | 481 | 400 | 20% | 15% |
| **Total** | **3,265** | **2,667** | **22%** | **100%** |

 * Includes EU member states, Switzerland & Norway.

** Sales to third parties only.



| | Six Months Ended June 30, | | % Change | % of Total 2009 |
| --- | --- | --- | --- | --- |
| | 2009 | 2008 | | |
| | (Unaudited, U.S Dollars in millions) | | | |
| **Sales by Geographical Areas** | | | | |
| North America | 4,033 | 3,006 | 34% | 62% |
| Europe* | 1,516 | 1,537 | (1%) | 23% |
| International | 998 | 852 | 17% | 15% |
| **Total** | **6,547** | **5,395** | **21%** | **100%** |
| | | | | |
| **Sales by Product lines** | | | | |
| Pharmaceutical Sales | 6,254 | 5,086 | 23% | 96% |
| API** | 293 | 309 | (5%) | 4% |
| **Total** | **6,547** | **5,395** | **21%** | **100%** |
| | | | | |
| **Pharmaceutical Sales** | | | | |
| North America | 3,913 | 2,873 | 36% | 62% |
| Europe* | 1,424 | 1,429 | *** | 23% |
| International | 917 | 784 | 17% | 15% |
| **Total** | **6,254** | **5,086** | **23%** | **100%** |

* EU member states, Switzerland & Norway.

** Sales to third parties only.

*** Represents an amount of less than 0.5%.